UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

CNET NETWORKS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

125945-10-5

(CUSIP Number)

RONALD FISHER
SOFTBANK INC.
1188 CENTRE STREET
NEWTON CENTER, MA 02459
(617) 928-9300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

SCHEDULE 13D

CUSIP No. 125945-10-5	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK AMERICA INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,685,063
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,685,063
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,685,063
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

SCHEDULE 13D

CUSIP No. 125945-10-5	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK HOLDINGS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,685,282
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,685,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,685,282
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

SCHEDULE 13D

CUSIP No. 125945-10-5	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,685,282
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,685,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,685,282
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

SCHEDULE 13D

CUSIP No. 125945-10-5	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MASAYOSHI SON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,685,282
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,685,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,685,282
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

                     The statement on Schedule 13D previously filed by SOFTBANK America Inc. (“SBA”), SOFTBANK Holdings Inc. (“SBH”), SOFTBANK Corp. (“SOFTBANK”) and Masayoshi Son (“Mr. Son”) with respect to shares of Common Stock (the “Common Stock”) of CNET Networks, Inc. (the “Company”) is hereby amended and supplemented. Except as amended and supplemented hereby, the original statement on Schedule 13D and its Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 remain in full force and effect. SBA, SBH, SOFTBANK and Mr. Son are collectively referred to as the “Reporting Persons.”

ITEM 2.	IDENTITY AND BACKGROUND.

                     Item 2 is hereby amended with respect to the percentage ownership by Mr. Masayoshi Son of SOFTBANK, the business address of SBA and of SBH, and Schedules 1, 2 and 3 of Amendment No. 3 to Schedule 13D, filed on December 11, 2001, as follows: (i) Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 35.8% interest in SOFTBANK; (ii) the business address of SBA and of SBH is 300 Delaware Avenue, Suite 1226, Wilmington, Delaware 19801; and (iii) Schedules 1, 2 and 3 of Amendment No. 3 to Schedule 13D, filed on December 11, 2001, are amended and restated in their entirety as set forth in the Schedules 1, 2 and 3 attached hereto and incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION.

                     SBA and SBH have entered into certain stock purchase agreements pursuant to which SBA and SBH will dispose of their entire ownership of shares of the Common Stock, as described in further detail in Item 6 of this statement.

                     Except as disclosed above, as of the date of the filing of this statement, none of the Reporting Persons, nor, to the best knowledge and belief of SBA, SBH and SOFTBANK, any of such entities’ respective executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)                 Total Outstanding Shares. According to the Company’s most recently filed current report on Form 8-K, the total number of shares of the Common Stock outstanding as of December 31, 2002 was 139,251,879 shares.

                     SBA. As of the date of filing this statement, SBA beneficially owned 7,685,063 shares of the Common Stock, representing approximately 5.5% of the Common Stock.

                     SBH. As of the date of filing this statement, SBH is the beneficial owner of 219 shares of the Common Stock, representing less than 0.1% of the Common Stock. By virtue of its

Page 6 of 14 Pages

ownership of all the outstanding stock of SBA, SBH may also be deemed to be a beneficial owner of the 7,685,063 shares of the Common Stock beneficially owned by SBA, which shares together with the 219 shares of the Common Stock beneficially owned by SBH constitute approximately 5.5% of the Common Stock.

                     Item 5 is hereby amended with respect to the 219 shares of the Common Stock beneficially owned by SBH as follows: Amendment No. 4 to Schedule 13D, filed on June 3, 2002, stated that SOFTBANK Kingston, Inc. beneficially owned these 219 shares of the Common Stock as of such filing date. Although SOFTBANK Kingston, Inc. previously beneficially owned these shares, as a result of a merger with and into SBH on March 31, 2000, these shares ceased to be beneficially owned by SOFTBANK Kingston, Inc.

                     SOFTBANK. SOFTBANK may be deemed to have been a beneficial owner of the 7,685,282 shares of the Common Stock beneficially owned by SBH, its wholly owned subsidiary, or approximately 5.5% of the Common Stock.

                     Mr.Son. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 35.8% interest in SOFTBANK. Accordingly, the 7,685,282 shares of the Common Stock beneficially owned by SOFTBANK, or approximately 5.5% of the Common Stock, may be regarded as being beneficially owned by Mr. Son.

                     Each of SBA, SBH, SOFTBANK and Mr. Son disclaims beneficial ownership of securities owned by any other person or entity except to the extent of his or its pecuniary interest if any, therein.

(c)                 Except as set forth in Item 6 of this statement, to the best knowledge of the Reporting Persons, none of the Reporting Persons is a party to any transaction with respect to shares of the Common Stock during the past 60 days.

(e)                 Upon consummation of the sale of shares of the Common Stock pursuant to the stock purchase agreements described in Item 6 of this statement, which is expected to occur on or around March 19, 2003, each of the Reporting Persons will cease to be beneficial owners of more than five percent of the outstanding shares of the Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     SBA and SBH entered into a Stock Purchase Agreement, dated as of March 12, 2003, with Blue Ridge Limited Partnership, a New York limited partnership (“Blue Ridge”), and SBA entered into a Stock Purchase Agreement, dated as of March 13, 2003, with Acqua Wellington Opportunity I Limited, a company organized under the laws of the Commonwealth of the Bahamas

Page 7 of 14 Pages

(“Acqua”). Each such agreement made with respect to the Common Stock is described in greater detail below.

The Stock Purchase Agreement with Blue Ridge

                     Pursuant to the Stock Purchase Agreement with Blue Ridge, SBA and SBH have agreed to sell and Blue Ridge has agreed to purchase 5,685,282 shares of the Common Stock for an aggregate price of approximately $6,083,252. The closing of the purchase and sale is expected to occur on or around March 19, 2003.

The Stock Purchase Agreement with Acqua

                     Pursuant to the Stock Purchase Agreement with Acqua, SBA has agreed to sell and Acqua has agreed to purchase 2,000,000 shares of the Common Stock for an aggregate price of $2,140,000. The closing of the purchase and sale is expected to occur on or around March 19, 2003.

                     Except as described in this statement, or in the exhibits hereto, none of the Reporting Persons, nor, to the best knowledge and belief of SBA, SBH or SOFTBANK, any of such entities’respective directors or executive officers, is a party to any other contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

                     A. Power of Attorney by SOFTBANK and Mr. Son, dated as of December 20, 2002.

                     B. Agreement of Joint Filing, dated as of October 27, 2000, among the Reporting Persons (filed with the Statement on Schedule 13D filed on October 31, 2000 by the Reporting Persons with respect to the Common Stock of the Company and incorporated herein by reference).

Page 8 of 14 Pages

SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2003

SOFTBANK CORP. MASAYOSHI SON
By:	/s/ Stephen J. Murray

	Name: Title:	Stephen J. Murray Attorney-in-Fact for SOFTBANK CORP. and MASAYOSHI SON

SOFTBANK AMERICA INC. SOFTBANK HOLDINGS INC.
By:	/s/ Francis B. Jacobs II

	Name: Title:	Francis B. Jacobs II Vice President of SOFTBANK AMERICA INC. and SOFTBANK HOLDINGS INC.

Page 9 of 14 Pages

POWER OF ATTORNEY

                     KNOW ALL MEN BY THESE PRESENTS, that Masayoshi Son and SOFTBANK Corp. (each a “Grantor”) have each made, constituted and appointed, and by these presents does each make, constitute and appoint, each of Ronald D. Fisher and Steven J. Murray (each an “Attorney”), the true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, of each Grantor, for and in such Grantor’s name, place and stead, in any and all capacities, to do all or any of the following acts, matters and things:

1.

To sign on behalf of such Grantor statements on Form 3, Form 4 and Form 5, or amendments thereto (together “Section 16 Reports”), filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”).

2.	To sign on behalf of such Grantor statements on Schedule 13D or 13G, or amendments thereto, filed pursuant to Section 13(d) of the Exchange Act.

3.	To sign on behalf of such Grantor statements on Form 144, or amendments thereto, filed pursuant to Rule 144 under the Securities Act of 1933.

4.

To do all such other acts and things as, in such Attorney’s discretion, he deems appropriate or desirable for the purpose of filing such Section 16 Reports, statements on Schedule 13D or 13G, statements on Form 144, or amendments thereto.

5.

To appoint in writing one or more substitutes who shall have the power to act on behalf of such Grantor as if that substitute or those substitutes shall have been originally appointed Attorney(s) by this Power of Attorney and/or to revoke any such appointment at any time without assigning any reason therefor.

                     Each Grantor hereby ratifies and confirms all that said agents and attorneys-in-fact or any substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Page 10 of 14 Pages

        IN WITNESS WHEREOF, each Grantor duly assents to this Power of Attorney by his signature as of the 20th day of December 2002.

MASAYOSHI SON
/s/ Masayoshi Son

Masayoshi Son

SOFTBANK CORP.
/s/ Masayoshi Son

Masayoshi Son, President and CEO

Page 11 of 14 Pages

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORP.

                     The business address for SBC and each of the individuals listed below, except Ronald D. Fisher and Mark Schwartz, is 24-1 Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103 Japan. The business address for Ronald D. Fisher is 300 Delaware Avenue, Suite 1226, Wilmington, Delaware 19801 and the business address for Mark Schwartz is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

                     Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher and Mark Schwartz, each a citizen of the United States.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Masayoshi Son	President, CEO and director of SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.; Chairman of the Board, President and director of SOFTBANK America Inc.
Ken Miyauchi	Executive Vice President and director of SOFTBANK Corp.; President and CEO of SOFTBANK EC Holdings Corp. (the address of SOFTBANK EC Holdings Corp. is 24-1 Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103 Japan).

Norikazu Ishikawa	Executive Vice President of SOFTBANK Corp.
Yoshitaka Kitao	Executive Vice President, Chief Financial Officer and director of SOFTBANK Corp.; President and CEO of SOFTBANK Finance Corporation (the address of SOFTBANK Finance Corporation is NTF Takebashi Building, 8th Floor, 3-15, Kanda-Nishikicho, Chiyoda-ku, Tokyo 107-0052, Japan).

Makoto Okazaki	Executive Vice President of SOFTBANK Corp.
Kazuhiko Kasai	Director of SOFTBANK Corp.
Masahiro Inoue	Director of SOFTBANK Corp.; President and CEO of Yahoo Japan Corporation (the address of Yahoo Japan Corporation is 3-6-7, Kita Aoyama, Minato-ku, Tokyo 107-0061, Japan).
Jun Murai	Director of SOFTBANK Corp.; Professor, Faculty of Environmental Information, KEIO University (the address of KEIO University is 2-15-45 Mita, Minato-ku, Tokyo 108-8345, Japan).
Tadashi Yanai	Director of SOFTBANK Corp.; President and CEO, Fast Retailing Co. Ltd. (the address of Fast Retailing Co. Ltd. is 717-1 Sayama, Yamaguchi 754-0894, Japan).
Mark Schwartz	Director of SOFTBANK Corp.; Senior Director, Goldman, Sachs & Co. (the address of Goldman, Sachs & Co. is 85 Broad Street, New York, New York 10004).
Ronald D. Fisher	Director of SOFTBANK Corp.; Vice Chairman and director of SOFTBANK Holdings Inc.; Vice Chairman and director of SOFTBANK America Inc.

Page 12 of 14 Pages

SCHEDULE 2

DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK HOLDINGS INC.

                     The business address for SBH and each of the individuals listed below, except Masayoshi Son and Akira Izumita, is 300 Delaware Avenue, Suite 1226, Wilmington, Delaware 19801. The business address for Masayoshi Son and Akira Izumita is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103 Japan.

                     Each of the individuals listed below is a U.S. citizen, except for Mr. Son and Mr. Izumita, each a citizen of Japan.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Masayoshi Son	Chairman of the Board, President and director of SOFTBANK Holdings Inc.; Chief Executive Officer, President and director of SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK America Inc.

Ronald D. Fisher	Vice Chairman and director of SOFTBANK Holdings Inc.; Director of SOFTBANK Corp.; Vice Chairman and director of SOFTBANK America Inc.
Akira Izumita	Director of SOFTBANK Holdings Inc.; Director of SOFTBANK America Inc.
Francis B. Jacobs II	Director and Vice President of SOFTBANK Holdings Inc.; Director and Vice President of SOFTBANK America Inc.
Louis S. DeMarco	Director and Secretary of SOFTBANK Holdings Inc.; Director and Secretary of SOFTBANK America Inc.
Steven J. Murray	Vice President and Treasurer of SOFTBANK Holdings Inc.; Treasurer of SOFTBANK America Inc.
Anthony Castellanos	Vice President of SOFTBANK Holdings Inc.; Vice President of SOFTBANK America Inc.

Page 13 of 14 Pages

SCHEDULE 3

DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK AMERICA INC.

                     The business address for SBA and each of the executive officers and directors listed below, except Masayoshi Son and Akira Izumita, is 300 Delaware Avenue, Suite 1226, Wilmington, Delaware 19801. The business address for Masayoshi Son and Akira Izumita is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103 Japan.

                     Each of the individuals listed below is a United States citizen, except for Mr. Son and Mr. Izumita, each a citizen of Japan.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Masayoshi Son	Chairman of the Board, President and director of SOFTBANK America Inc.; President, Chief Executive Officer and director of SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.

Ronald D. Fisher	Vice Chairman and director of SOFTBANK America Inc.; Vice Chairman and director of SOFTBANK Holdings Inc.; Director of SOFTBANK Corp.
Akira Izumita	Director of SOFTBANK America Inc.; Director of SOFTBANK Holdings Inc.
Francis B. Jacobs II	Director and Vice President of SOFTBANK America Inc.; Director and Vice President of SOFTBANK Holdings Inc.
Louis S. DeMarco	Director and Secretary of SOFTBANK America Inc.; Director and Secretary of SOFTBANK Holdings Inc.
Steven J. Murray	Treasurer of SOFTBANK America Inc.; Vice President and Treasurer of SOFTBANK Holdings Inc.
Anthony Castellanos	Vice President of SOFTBANK America Inc.; Vice President of SOFTBANK Holdings Inc.

Page 14 of 14 Pages